DLA Piper Rudnick Gray Cary US LLP
1200 Nineteenth Street, N.W.
Washington, D.C. 20036-2412
T 202.861.3900
F 202.223.2085
W www.dlapiper.com

R. NEIL MILLER
Neil.Miller@DLAPiper.com
T 202.861.3860 F 202.689.8461
June 20, 2006
Nili Shah, Accounting Branch Chief
Gus Rodriguez, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010 CF/AD6
Washington, D.C. 20549

Re:	Bennett Environmental Inc.
Form 40-F/A for the Fiscal Year Ended December 31, 2004
File No. 0-30946
Dear Ms. Shah and Mr. Rodriguez:
Pursuant to our telephone conversation with the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “SEC Staff”) last week regarding Bennett Environmental Inc. (“Bennett” or the “Company”), what follows is our analysis of Bennett’s eligibility to file its annual report for 2005 and amended annual report for 2004 on Form 40-F.
Form 40-F General Instruction Rule A.2.
Form 40-F General Instruction Rule A.2. sets out four key requirements that an issuer must satisfy to be eligible to file Form 40-F with the Securities and Exchange Commission (the “SEC”):
(i) the Registrant is incorporated or organized under the laws of Canada or any Canadian province or territory;
(ii) the Registrant is a foreign private issuer or a crown corporation;
(iii) the Registrant has been subject to the periodic reporting requirements of any securities commission or equivalent regulatory authority in Canada for a period of at least 12-calendar months immediately preceding the filing of this Form and is currently in compliance with such obligations; and
(iv) the aggregate market value of the public float of the Registrant’s outstanding equity shares is $75 million or more; provided, however, that no market value threshold need be satisfied in connection with non-convertible securities eligible for registration on Form F-9.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 20, 2006

As previously disclosed to the SEC Staff in Bennett's response dated October 3, 2005, the registrant was incorporated in Canada and qualifies as a foreign private issuer thereby satisfying the requirements of General Instruction Rules A.2(i) and (ii).
Bennett is Currently in Compliance with its Reporting Obligations
As specified in General Instruction Rule A.2.(iii), Bennett has been subject to the periodic reporting requirements of the Ontario Securities Commission in Canada for a period of at least 12-calendar months immediately preceding the filing of the Forms 40-F and 40-F/A, and as of June 15, 2006, Bennett is currently in compliance with such obligations.
Because of Bennett’s intent to complete a thorough review of its financial statements for the year ended 2005 and finalize its restatement for 2003 and 2004 regarding the Saglek contract, under Canadian regulation, Bennett was unable to timely file its Annual Information Form, Management's Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2005 (“Canadian Annual Report”). Further, for these same reasons, Bennett was unable to timely file its quarterly information including unaudited quarterly financial statements for the quarter ended March 31, 2006 (“Canadian Quarterly Report.”)
On May 31, 2006, Bennett filed its Canadian Annual Report for the year ended December 31, 2005, and on June 15, 2006, Bennett filed its Canadian Quarterly Report with the Canadian authorities. We have been advised by the Company and its local Canadian counsel, that once Bennett filed those documents it became “currently in compliance” with its Canadian reporting obligations as of June 15, 2006.
As a precautionary measure, on May 30 and May 31, 2006 and again earlier in June 2006, we telephoned the Office of International Corporation Finance within the SEC's Division of Corporation Finance (“OICF”) to seek interpretative guidance regarding our facts and the SEC Staff’s interpretation of General Instruction Rule A.2.(iii). We explained that we believed it clear from a plain reading of the language of General Instruction Rule A.2.(iii) that a registrant must have been subject to the periodic reporting requirements for the12 calendar months immediately preceding the filing on Form 40-F and the registrant must be “current” in its reporting. We pointed out that there was nothing in the instruction or any other written SEC staff interpretations that provided for an interpretation that Rule A.2.(iii) requires a Canadian foreign private issuer to be “timely” in order to utilize Form 40-F. Further, we cited a specific example to the OICF Staff which supports our interpretation--the Annual Report on Form 40-F for the year ended December 31, 2005, filed on May 2, 2006, by another Canadian foreign private issuer, Royal Group Technologies, Limited. That issuer disclosed that it was not timely with the filing of its Canadian Annual Report, and like Bennett, was required by the OSC to file its Annual Report by May 31, 2006.  Based on our analysis and the specific example, the OICF Staff stated that it did not see a reason to object to this interpretation, which would allow Bennett to be eligible to file on Form 40-F once it became again “currently in compliance” under Canadian rules and regulations.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 20, 2006

Bennett’s Aggregate Market Value of its Public Float Exceeded US $75 million on June 16, 2006
General Instruction Rule A.2.(iv) requires an aggregate market value of the public float of Bennett’s outstanding equity shares to equal US $75 million or more, excluding affiliate held shares per Instruction 3. Further, Instruction 4. to General Instruction A.2 defines an “affiliate” of a person as “anyone who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 percent of the outstanding equity shares of such person. The determination of a person’s affiliates shall be made as of the end of such person’s most recently completed fiscal year.” Finally, per Instruction 6. to General Instruction Rule A.2.(iv), for purposes of Form 40-F, “the market value of outstanding equity shares (whether or not held by affiliates) shall be computed by use of the price at which the shares were last sold, or the average of the bid and asked prices of such shares, in the principal market for such shares as of a date within 60 days prior to the date of filing. . . .”
Although affiliates holding in excess of 10% percent of the outstanding equity shares may exist today, we have been advised by the Company that as of December 31, 2005, Bennett’s most recently completed fiscal year, there were no affiliate shareholders holding in excess of 10% of Bennett’s outstanding equity shares as defined in Form 40-F. We have also been advised by the Company that Bennett’s public outstanding equity float on April 19, 2006 was US $78,095,845.56. As Bennett filed its Form 40-F and 40-F/A on June 16, 2006, a date within 60 days prior for which Bennett exceeded the US $75 million public float, we believe the requirements noted above were satisfied, making Bennett eligible to file on Form 40-F.
Based on the foregoing, it is our interpretation that Bennett was eligible to utilize Form 40-F when it filed its Annual Report on Form 40-F for the year ended December 31, 2005 and its amended Annual Report on Form 40-F for the year ended December 31, 2004.
The Company greatly appreciates the Staff’s patience and assistance during this review. The Company is available to discuss any questions and comments that the Staff may have regarding any matters. Please feel free to contact me at anytime at (202) 861-3860.

Sincerely,

/s/ R. Neil Miller
R. Neil Miller